FIRST AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

THIS FIRST AMENDMENT dated as of January 28, 2016, to the Investment Sub-Advisory Agreement, dated as of February 2, 2015 (the “Agreement”), is entered into by and among Pinebank Asset Management, LP, a Delaware limited partnership located at 427 Bedford Rd, Suite 230, Pleasantville, New York, New York 10570 (the “Sub-Advisor”), and Collins Capital Investments, LLC a Delaware limited liability company located at 806 Douglas Rd, Suite 570, Coral Gables, FL 33134 (the “Advisor”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the Advisor and the Sub-Advisor desire to amend the Agreement to reduce the annual sub-advisory fee payable to the Sub-Advisor for the investment sub-advisory services it provides to the Collins Long/Short Credit Fund; and

WHEREAS, Section 10 of the Agreement permits amendment of the Agreement by the parties, in writing;

NOW, THEREFORE, the parties agree as follows:

Schedule A of the Agreement is hereby superseded and replaced with Amended and Restated Schedule A attached hereto, for the sole purpose of reducing the annual sub-advisory fee rate payable to the Sub-Advisor for the investment sub-advisory services it provides to the Collins Long/Short Credit Fund.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed as of the day first set forth above.

COLLINS CAPITAL INVESTMENTS, LLC

By: /s/ Stephen Mason
Name: Stephen Mason
Title:   Portfolio Manager

PINEBANK ASSET MANAGEMENT LP

By: /s/ Oren Cohen
Name: Oren Cohen
Title:   Managing Member

AMENDED AND RESTATED SCHEDULE A

SUB-ADVISORY FEES

Series of Trust for Professional Managers	Fee Rate as a Percentage of Current Net Assets of the Portfolio
Collins Long/Short Credit Fund	0.70%